UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.       )
Legacy Reserves LP

(Name of Issuer)
Units representing limited partner interests

(Title of Class of Securities)
524707 30 4
(CUSIP Number)
Cary D. Brown
303 W. Wall, Suite 1400
Midland, Texas 79701
(432) 682-2516

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 3, 2009
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	524707 30 4	Schedule 13D	Page	2	of	11

1	NAME OF REPORTING PERSON Cary D. Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		615,332

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,142,945

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		615,332

WITH	10	SHARED DISPOSITIVE POWER

		5,142,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,758,277

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.5

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	524707 30 4	Schedule 13D	Page	3	of	11

1	NAME OF REPORTING PERSON Kyle A. McGraw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		20,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		147,951

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,000

WITH	10	SHARED DISPOSITIVE POWER

		147,951

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	167,951

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	524707 30 4	Schedule 13D	Page	4	of	11

1	NAME OF REPORTING PERSON Steven H. Pruett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		24,731

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		296,935

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,731

WITH	10	SHARED DISPOSITIVE POWER

		296,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	321,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	524707 30 4	Schedule 13D	Page	5	of	11

1	NAME OF REPORTING PERSON Paul T. Horne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		27,058

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		121,684

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,058

WITH	10	SHARED DISPOSITIVE POWER

		121,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	148,742

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.5%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	524707 30 4	Schedule 13D	Page	6	of	11

1	NAME OF REPORTING PERSON William M. Morris

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		48,397

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		48,397

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,397

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer
     The class of equity to which this Schedule 13D relates is units representing limited partner interests (“Units”) in Legacy Reserves LP (the “Issuer”).
     The Issuer is a Delaware limited partnership with its principal executive offices located at 303 W. Wall, Suite 1400, Midland, Texas 79701.
Item 2. Identity and Background
     (a) and (b) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Cary D. Brown (“Mr. C. Brown”), (ii) Kyle A. McGraw (“Mr. K. McGraw”), (iii) Steven H. Pruett (“Mr. Pruett”), (iv) Paul T. Horne (“Mr. Horne”), and (v) William M. Morris (“Mr. Morris”). A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 7.01.
     The business address of each of the Reporting Persons is 303 W. Wall, Suite 1400, Midland, Texas 79701.
     (c) The present principal occupation of Mr. C. Brown is Chairman of the Board and Chief Executive Officer of the general partner of the Issuer (the “General Partner”). The present principal occupation of Mr. K. McGraw is Executive Vice President of Business Development and Land of the General Partner. The present principal occupation of Mr. Pruett is President, Chief Financial Officer and Secretary of the General Partner. The present principal occupation of Mr. Horne is Executive Vice President of Operations of the General Partner. The present principal occupation of Mr. Morris is Vice President, Chief Accounting Officer and Controller of the General Partner.
     (d) and (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) All of the Reporting Persons are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration
     The Units that each of the Reporting Persons own were acquired through the contribution of assets of their affiliates in the transactions in which the Issuer was formed, through distributions from their affiliates for no additional consideration, through distributions by certain trusts, through open market purchases using personal or other funds or through each of such Reporting Person’s service as an officer or director of the General Partner.
Item 4. Purpose of Transaction
     On April 3, 2009, the Board of Directors of the Issuer’s General Partner (the “Board of Directors”) received a proposal (the “Proposal”) from Apollo Management VII, LP, a private equity fund (“Apollo Management”), to acquire all of the outstanding Units of the Issuer at a cash purchase price of $14.00 per unit, subject to adjustment for any distributions paid to the limited partners of the Issuer. In the letter submitting the Proposal, Apollo Management stated that it plans that the Issuer’s management and employees will remain in place following the proposed transaction and that the Reporting Persons informed Apollo Management that if the Board of Directors approves the transaction, the Reporting Persons expect to support the approved transaction and invest with Apollo Management in the acquisition of the Issuer.

     The Reporting Persons have engaged in discussions with Apollo Management regarding their relationship with Apollo Management if a transaction pursuant to the Proposal is approved by the Board of Directors. There is no certainty that the Board of Directors will approve any transaction with Apollo Management or the timing of such transaction, if any. The discussions of the Reporting Persons with Apollo Management have included, among other things, the equity participation by the Reporting Persons in the company (the “Private Company”) following the completion of the proposed going private transaction, including the roll-over of a portion of their existing equity ownership in the Issuer into the Private Company, the sharing of profits of the Private Company and the continued involvement of the Reporting Persons as the senior management team of the Private Company. The Reporting Persons have not entered into any agreement with Apollo Management. The Reporting Persons expect to continue their discussions with Apollo Management contemporaneously with negotiations between Apollo Management and the Conflicts Committee of the Board of Directors of a merger agreement, although there can be no assurances that Apollo Management and the Board of Directors will agree upon a transaction.
     If a transaction pursuant to the Proposal is consummated, the Units will no longer be traded on the NASDAQ Stock Market and the registration of the Units under Section 12 of the Exchange Act will be terminated. The Conflicts Committee of the Board of Directors, which is comprised of the independent members of the Board of Directors, will consider the terms of the Proposal and recommend to the Board of Directors whether to approve the Proposal.
     On April 3, 2009, a press release related to the Proposal was issued by the Issuer. A copy of the press release is being filed herewith as Exhibit 7.03.
     The foregoing is a summary of the Proposal and should not be construed as an offer to purchase any Units. A proxy statement will be distributed to the holders of Units of the Issuer if and when definitive documentation is entered into by the Issuer and all other appropriate parties. Unitholders should read the Issuer’s proxy statement and other relevant documents regarding a transaction pursuant to the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the proposed transaction. Unitholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or their respective affiliates with respect to the Proposal and the proposed transaction, free of charge at the SEC’s web site, www.sec.gov.
     Other than as set forth herein or in the letter with respect to the Proposal, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if a transaction pursuant to the Proposal is not consummated for any reason, the Reporting Persons intend to review continuously the Issuer’s business affairs and strategic direction, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may from time to time in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, determining to increase their respective ownership of Units, pursuing an extraordinary transaction with regard to the Issuer or engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D, but, except as otherwise provided herein, the Reporting Persons currently have no intention of selling any Units.
     There can be no assurance that a transaction pursuant to the Proposal will be consummated. No binding obligation on the part of the Issuer or any of the Reporting Persons shall arise with respect to any transaction pursuant to the Proposal unless and until mutually acceptable definitive documentation has been executed and delivered.
     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal, which is being filed herewith as Exhibit 7.02 and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     (a) and (b) The respective percentages set forth below are based on 31,074,339 Units outstanding as of March 5, 2009.

     By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Units beneficially owned by the members of the group as a whole. As of April 3, 2009, the Reporting Persons beneficially owned in the aggregate 6,445,033 Units, which represents approximately 20.7% of the outstanding Units, including beneficial ownership of options to acquire Units that have vested. Each of the Reporting Persons expressly disclaims beneficial ownership of such Units as are held by any other members of such group.
     Mr. C. Brown has direct beneficial ownership of 615,332 Units including options to purchase 20,000 Units currently exercisable. Mr. C. Brown has indirect beneficial ownership of 5,142,945 Units. This number includes (i) 4,391,408 Units held by Moriah Properties, Ltd. (“Moriah Properties”), (ii) 13,756 Units held by Moriah Resources, Inc. (“Moriah Resources”), and (iii) 737,781 Units attributable to Moriah Properties’ interest in MBN Properties LP (“MBN”). In the aggregate Mr. C. Brown has direct and indirect beneficial ownership of 5,758,277 Units, representing approximately 18.5% of the outstanding Units. With respect to the 5,142,945 Units controlled by Moriah Properties and Moriah Resources (the “Moriah Units”), Mr. C. Brown has shared dispositive power with Mr. Dale Brown (“Mr. D. Brown”), his father. The governing documents of Moriah Properties and Moriah Resources, each of which is controlled jointly by Messrs. C. Brown and D. Brown, require unanimity for any dispositions of assets, including the Moriah Units held by such entities. There is no agreement between Messrs. C. Brown and D. Brown with respect to the Proposal or any transaction pursuant to the Proposal, and there is no certainty that Mr. D. Brown will agree to vote the Moriah Units in favor of the Proposal or any transaction pursuant to the Proposal.
     Mr. K. McGraw has direct beneficial ownership of 20,000 Units that may be purchased by exercise of currently exercisable options. Mr. K. McGraw has indirect beneficial ownership of 147,951 Units held by Kyle A. McGraw Family Holdings, Ltd. In the aggregate, Mr. K. McGraw has direct and indirect beneficial ownership of 167,951 Units, representing approximately 0.5% of the outstanding Units.
     Mr. Pruett has direct beneficial ownership of 24,731 Units including options to purchase 20,000 Units currently exercisable. Mr. Pruett has indirect beneficial ownership of 296,935 Units, This number includes (i) 48,476 Units held by SHP Capital LP (“SHP Capital”) and (ii) 248,459 Units attributable to SHP Capital’s indirect interest in MBN. In the aggregate Mr. Pruett has direct and indirect beneficial ownership of 321,666 Units, representing approximately 1.0% of the outstanding Units.
     Mr. Horne has direct beneficial ownership 27,058 Units including options to purchase 20,000 Units currently exercisable. Mr. Horne has indirect beneficial ownership of 121,684 Units. This number includes (i) 62,289 Units held by H2K Holdings, Ltd. (“H2K Holdings”) and (ii) 59,395 Units attributable to H2K Holdings’ interest in MBN. In the aggregate Mr. Horne has direct and indirect beneficial ownership of 148,742 Units, representing approximately 0.5% of the outstanding Units.
     Mr. Morris has direct beneficial ownership of 48,397 Units, including options to purchase 13,320 Units currently exercisable, representing approximately 0.2% of the outstanding Units.
     The Cover Pages of this Schedule 13D are incorporated herein by reference.
     (c) Except as set forth herein, the Reporting Persons have not effected any transactions in Units in the past 60 days.
     (d) Mr. D. Brown, the father of Mr. C. Brown, shares in Mr. C. Brown’s right to receive and the power to direct the receipt of distributions from, and the proceeds from the sale of the (i) 4,391,408 Units held by Moriah Properties, (ii) 13,756 Units held by Moriah Resources, and (iii) 737,781 Units attributable to Moriah Properties’ interest in MBN indirectly beneficially owned by Mr. C. Brown.

     The wives of each of Messrs K. McGraw, Pruett and Horne share in their husband’s right to receive and the power to direct the receipt of distributions from, and the proceeds from the sale of, the Units indirectly beneficially owned by their respective husband.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 4 of this Schedule 13D is incorporated herein by reference.
     The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal, which is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit 7.01.	Joint Filing Agreement by and among the Reporting Persons, dated as of April 7, 2009.

Exhibit 7.02.	Proposal to the Board of Directors, dated April 3, 2009.

Exhibit 7.03.	Press Release, dated April 3, 2009.

SIGNATURE
     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Schedule 13D with respect to such person is true, complete and correct.

Date: April 8, 2009

/s/ Cary D. Brown Cary D. Brown

/s/ Kyle A. McGraw Kyle A. McGraw

/s/ Steven H. Pruett Steven H. Pruett

/s/ Paul T. Horne Paul T. Horne

/s/ William M. Morris William M. Morris